      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-49966
SUBJECT TO COMPLETION, DATED JANUARY 30, 2001

PROSPECTUS SUPPLEMENT
                     (TO PROSPECTUS DATED DECEMBER 7, 2000)

                                 [CENTEX LOGO]
                                 $

                               CENTEX CORPORATION
                             % SENIOR NOTES DUE 20

                               ------------------

     The notes will bear interest at the rate of   % per year. Interest on the
notes is payable on                and                of each year, beginning on
               , 2001. The notes will mature on        , 20  . We may redeem
some or all the notes at any time. The redemption prices are discussed under the caption "Description of Notes -- Optional Redemption."

     The notes will be senior unsecured obligations of our company and will rank equally with all of our other unsecured senior indebtedness.

                               ------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                              PER SENIOR NOTE     TOTAL
                                                              ---------------    --------
Public Offering Price                                                    %       $
Underwriting Discount                                                    %       $
Proceeds to Centex (before expenses)                                     %       $

     Interest on the notes will accrue from           , 2001 to date of
delivery.

                               ------------------

     The underwriters expect to deliver the notes to purchasers on or about
            , 2001.

                               ------------------

SALOMON SMITH BARNEY
                         BANC OF AMERICA SECURITIES LLC
                                                                 UBS WARBURG LLC
               , 2001

          YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                                   ----------

                                TABLE OF CONTENTS

                                                                      PAGE
                                                                      ----

        PROSPECTUS SUPPLEMENT

Centex.................................................................S-3
Use of Proceeds........................................................S-8
Selected Financial Data................................................S-9
Description of Notes...................................................S-12
Underwriting...........................................................S-18
Legal Opinions.........................................................S-19

             PROSPECTUS

About this Prospectus....................................................3
Centex...................................................................3
Where You Can Find More Information......................................4
A Warning About Forward Looking Statements...............................5
Use of Proceeds..........................................................6
Ratio of Earnings to Fixed Charges.......................................6
Description of Debt Securities...........................................7
Description of Capital Stock............................................14
Description of Warrants.................................................18
Description of Stock Purchase Contracts and Stock Purchase Units........19
Plan of Distribution....................................................19
Legal Opinions..........................................................21
Experts.................................................................21

                                     CENTEX

     Through its various subsidiaries, Centex Corporation is one of the nation's largest home builders and general building contractors. We also provide retail mortgage lending services through various financial services subsidiaries. We currently operate in five principal business segments. Our principal business segments and each segment's percentage contribution to total operating earnings in the six months ended September 30, 2000 and the fiscal years ended March 31, 2000 and 1999 are set forth in the table below.

                                                              FISCAL YEARS ENDED
                                                                  MARCH 31,
                                            SIX MONTHS ENDED  ------------------
             SEGMENT                       SEPTEMBER 30, 2000   2000      1999
             -------                       ------------------ --------   -------

Home Building ............................       68%             64%       57%
Investment Real Estate ...................        6%              6%        7%
Financial Services .......................        1%              6%       21%
Construction Products ....................       19%             20%       16%
Contracting and Construction Services ....        5%              5%        3%

     This table does not reflect the effect of corporate general and administrative expenses or new business initiatives and other businesses that are not mature enough to stand alone as separate business segments.

     Our principal business segments, especially our Home Building operation, are cyclical and are particularly affected by changes in local economic conditions and in long-term and short-term interest rates. We attempt to mitigate certain of these risks by diversifying into multiple industries and operating in numerous geographic regions.

HOME BUILDING

     CONVENTIONAL HOMES

     Our conventional Home Building operation, Centex Homes, is primarily involved in the purchase and development of land or lots and the construction and sale of single-family homes, town homes and low-rise condominiums. Our conventional Home Building operation accounted for 98% and 96% of total Home Building operating earnings in fiscal 2000 and 1999, respectively, and our Manufactured Homes business described below accounted for the remainder. Our conventional Home Building operation accounted for all of our Home Building operating earnings in the six months ended September 30, 2000. Centex Homes is one of the leading U.S. builders of single-family detached homes, as measured by the number of units sold and closed in a calendar year. Centex Homes is also the only company to rank among the nation's top 10 home builders for each of the past 30 years according to Professional Builder magazine. We sell to first-time and move-up buyers and we build custom homes in some markets. Approximately 89% of the houses we sell are single-family detached homes and the remainder are town homes and low-rise condominiums.

     We follow a strategy of seeking to reduce exposure to local market volatility by spreading our home building operations across geographically and economically diverse markets. We are currently involved in operations in 466 neighborhoods in 80 different markets located in 23 states. In fiscal 2000, Centex Homes closed sales of 18,904 houses ranging in price from approximately $37,000 to about $1.3 million, with the average sale price being approximately $191,568. Our sales (orders) backlog in units at the end of fiscal 2000 and 1999 was 7,579 and 6,792, respectively. In the six months ended September 30, 2000, Centex Homes closed sales of 9,309 houses with the average sale price being approximately $200,308. Our sales (orders) backlog in units as of September 30, 2000 was 9,145.

     Summarized below by geographic area are our home closings for the six months ended September 30, 2000 and each of the fiscal years in the five-year period ended March 31, 2000.

                             FOR THE SIX                        FOR FISCAL YEARS ENDED MARCH 31,
                             MONTHS ENDED        ---------------------------------------------------------------
                           SEPTEMBER 30, 2000      2000         1999          1998          1997          1996
                           ------------------    -------       -------       -------       -------       -------

CLOSING (IN UNITS):
West ...................         2,094             3,917         3,060         2,964         2,955         2,347
Midwest ................         1,570             3,089         2,062         1,147         1,337         1,276
East ...................         2,028             4,134         3,309         2,650         2,875         2,804
Southeast ..............         1,352             3,066         2,582         2,400         2,334         2,241
Southwest ..............         2,265             4,698         3,779         3,257         3,606         3,302
                               -------           -------       -------       -------       -------       -------
      Total ............         9,309            18,904        14,792        12,418        13,107        11,970
                               =======           =======       =======       =======       =======       =======
AVERAGE SALES PRICE
(IN THOUSANDS) .........       $   200           $   192       $   186       $   183       $   172       $   164
                               =======           =======       =======       =======       =======       =======

     Our policy has been to acquire land with the intent to complete the sale of housing units within approximately 24 to 36 months from the date of acquisition. Generally this involves acquiring land that is properly zoned and is either ready for development or, to some degree, already developed. We have acquired a substantial amount of our finished and partially improved lots and land under option agreements that are exercised over specific time periods or, in certain cases, as the lots are needed. The purchase of finished lots generally allows us to shorten the lead time to commence construction and reduces the risks of unforeseen improvement costs and volatile market conditions.

     MANUFACTURED HOMES

     In fiscal 1997, we entered the Manufactured Homes business when we acquired approximately 80% of the predecessor of Cavco Industries, LLC, a producer of manufactured and park model homes. In the fourth quarter of fiscal 2000, we purchased the remaining minority interest in Cavco Industries. In fiscal 1998, we purchased substantially all of the assets of AAA Homes, Inc., Arizona's largest manufactured homes retailer, marking our entry into the retailing of manufactured homes. At present, our Manufactured Homes operations include the manufacture of quality residential and park model homes and their sale through company-owned retail outlets and a network of independent dealers.

     We are the largest producer of manufactured homes in Arizona and New Mexico. We built 5,686 manufactured housing units during fiscal 2000. We operate five manufacturing plants: three in the Phoenix, Arizona area, one near Albuquerque, New Mexico, and one plant in central Texas that opened in January 1999.

INVESTMENT REAL ESTATE

     Investment Real Estate operations involve the acquisition, development and sale of land, and the development of industrial, office, retail and other commercial projects and apartment complexes. As of September 30, 2000, our property portfolio consisted of land located in nine states: Texas, New Jersey, Florida, North Carolina, Georgia, California, Tennessee, Virginia and Colorado. At September 30, 2000, we also owned either directly, through interests in joint ventures, or through a limited partner interest in Centex Development Company, L.P., two multi-family communities totaling approximately 780 units located in Texas and Florida, as well as industrial, office and retail buildings in California, Arizona, Texas, Florida, North Carolina and Massachusetts. Many of the areas targeted for development include land owned by us or our affiliates.

FINANCIAL SERVICES

     Through our Financial Services operations, we offer financing of conventional homes, home equity and sub-prime mortgage lending and the sale of title and other insurance coverages. These activities include mortgage origination and other related services for homes sold by our subsidiaries and by others.

     MORTGAGE BANKING

     We established CTX Mortgage Company in 1973 to provide mortgage financing for homes built by Centex Homes. Our opening of CTX Mortgage offices in substantially all of Centex Homes' housing markets has enabled us to provide mortgage financing for an average of 72% of the homes built by Centex Homes over the past five years. However, this capture rate fell to 61% of Centex Homes' sales in fiscal 2000 and for the six months ended September 30, 2000 principally because of expansion by Centex Homes into geographic markets where CTX Mortgage had not yet established operations. In 1985, we expanded our operations to include mortgage loans that are not associated with the sale of homes built by us. At September 30, 2000, we had 220 CTX Mortgage offices located in 37 states.

     We provide mortgage origination and other mortgage-related services for Federal Housing Administration, Department of Veterans' Affairs and conventional loans on homes built and sold by us or by others and on resale homes. Our loans are generally first-lien mortgages secured by one- to four-family residences. A majority of the conventional loans qualify for inclusion in guaranteed programs sponsored by the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation. Such loans are known in the industry as "conforming" loans. The remainder of the loans are either pre-approved and individually underwritten by CTX Mortgage or private investors who subsequently purchase the loans on a whole-loan basis or are funded by private investors who pay a broker fee to CTX Mortgage for referring a loan.

     We originate our conventional and government mortgage loans with the intention of selling or securitizing the mortgage loans and selling the related servicing rights. As interim servicer, we do not retain mortgage servicing rights after the sale or securitization of the related mortgage loan. Most of the mortgage loans originated by us are sold and the servicing is transferred before the second installment is due from the borrower. In connection with our role as interim servicer, we provide collection efforts relating to early payment defaults, as well as quality control audits to ensure the proper documentation necessary to pool and sell mortgages.

     During the third quarter of fiscal 2000, CTX Mortgage entered into a mortgage loan purchase agreement with Centex Home Mortgage, LLC, a special purpose Delaware limited liability company (whose name was changed to Harwood Street Funding I, LLC in January 2001) which is hereinafter referred to as "HSF I", pursuant to which HSF I committed to purchase mortgage loans from CTX Mortgage on a revolving basis, up to HSF I's asset limit of $1.5 billion. Pursuant to this agreement, CTX Mortgage sells to HSF I substantially all of the conforming, Jumbo "A" and Government National Mortgage Association eligible mortgage loans originated by CTX Mortgage. CTX Mortgage, on behalf of HSF I, arranges for the sale or securitization into the secondary market of the mortgage loans purchased by HSF I. CTX Mortgage also services the loans on an interim basis until they are sold or securitized. As of September 30, 2000, CTX Mortgage was servicing approximately $836 million of mortgage loans owned by HSF I.

     CTX Mortgage enters into various financial agreements, in the normal course of business, in order to manage the exposure to changing interests rates as a result of having issued loan commitments to its borrowers at a specified price and for a specified period of time. CTX Mortgage, through its centralized secondary marketing department, generally sells all mortgages for future delivery at a specified price at the time the borrower locks its interest rate option, thereby mitigating the risk of a decline in the value of the mortgages prior to their ultimate delivery. CTX Mortgage utilizes these forward sale commitments to mitigate the risk of reductions in value of the mortgage loans sold to HSF I and mortgage loans financed under CTX Mortgage's credit facilities.

     HOME EQUITY AND SUB-PRIME MORTGAGE LENDING

     Our Home Equity operation is a Fannie Mae approved sub-prime mortgage lender formed in fiscal 1995 to engage in the origination of primarily non-conforming home equity loans. The sub-prime lending market is comprised of borrowers whose financing needs are not being met by traditional mortgage lenders for a variety of reasons, including credit histories that may limit the borrower's access to credit or the borrower's need for specialized loan products. Since its inception, Home Equity has focused on lending to individuals who have substantial equity in their homes but have impaired or limited credit histories.

     At September 30, 2000, we had 155 Home Equity offices doing business in 48 states. Home Equity originates home equity loans through five major origination sources: (1) retail branch network, (2) broker referral network, (3) referrals from its affiliated conforming mortgage company, CTX Mortgage, (4) Home Equity's direct sales unit, which sources loans through telemarketing and direct mail efforts, and (5) purchases of loans from approved wholesale sources.

     We began servicing home equity loans in fiscal 1997. In connection with our role as loan servicer, we bill and collect loan payments when due, provide customer help and provide collection efforts relating to delinquent payments, including instituting foreclosure proceedings and liquidating underlying collateral. As of September 30, 2000, Home Equity was servicing a loan portfolio of approximately $2.7 billion.

     Most of our home equity loans are originated with the intention of securitizing the loans where we continue to service the loans for a fee. The home equity loans that are not securitized are either sold by us to investors on a whole-loan basis or retained and serviced by us as portfolio loans. Currently, we do retain mortgage servicing rights on loans sold by us on a whole-loan basis.

     Home Equity uses interest rate swap agreements to hedge the market risk associated with carrying its inventory of fixed rate home equity loans held for sale or securitization. Home Equity will generally hold mortgage loans in anticipation of securitization for up to 120 days.

     Securitizations completed by Home Equity prior to March 31, 2000 were structured in a manner that caused them to be accounted for as sales, and the resulting gains on such sales were reported in Home Equity's operating results during the period in which the securitization was completed. We have concluded that the long-term benefits of converting to the "portfolio" method to report Home Equity's operating results significantly outweigh the short-term benefit of higher earnings under the "gain on sale" method previously used for Home Equity's mortgage loan securitizations. Accordingly, effective as of March 31, 2000, Home Equity elected to structure all of its future loan securitizations in a manner that will result in the utilization of the "portfolio" method for reporting its operating results. This change will have no effect on the profit recognized over the life of each mortgage loan. Rather, the change will merely affect the timing of profit recognition. This change has negatively impacted and we expect that it will continue to negatively impact our Home Equity operating results in fiscal 2001.

     OTHER FINANCIAL SERVICES OPERATIONS

     Our title insurance operations operate principally in Texas, Florida, Virginia, California, Maryland and Minnesota. We sell homeowners and hazard insurance to our and other home building customers through Westwood Insurance, a multi-line insurance broker acquired by us in fiscal 1999 that specializes in writing insurance for the home building industry. In addition, Westwood is currently selling both commercial and personal lines of insurance and has approximately 90,000 customers located in all 50 states.

CONSTRUCTION PRODUCTS

     Through our Construction Products operations, we manufacture cement, gypsum wallboard and readymix concrete for distribution and sale. In April 1994, our construction products subsidiary, Centex Construction Products, Inc., completed an initial public offering of 51% of its common stock. Principally as a result of stock repurchases by Centex Construction Products, our ownership interest in Centex Construction Products has increased to 65.3% as of September 30, 2000.

     In November 2000, Construction Products acquired certain strategic assets of Republic Group Incorporated in exchange for net consideration, including assumption of debt, of approximately $392 million. The assets consisted principally of a 1.1 billion square foot gypsum wallboard plant located in Duke, Oklahoma and a recently completed 220,000 ton-per-year lightweight paper mill in Lawton, Oklahoma. The acquisition was funded from cash on hand and borrowings under a new $325 million unsecured senior bank credit facility of Construction Products, which has no recourse to Centex.

     CEMENT

     Construction Products operates cement plants in or near Buda, Texas; LaSalle, Illinois; Fernley, Nevada; and Laramie, Wyoming. The plants in Buda and LaSalle are owned by separate joint ventures in which Construction Products has a 50% interest. All four of the cement plants are fuel-efficient dry process plants.

     Construction Products' net cement production, excluding the joint venture partners' 50% interest in the Buda and LaSalle plants, totaled approximately 2.0 million tons in both fiscal 2000 and 1999. Total net cement sales were approximately 2.3 million tons in fiscal 2000 and 2.2 million tons in fiscal 1999, as all four cement plants sold the entire product they produced.

     GYPSUM WALLBOARD AND PAPERBOARD

     Construction Products owns and operates four gypsum wallboard manufacturing facilities, two located in Albuquerque and nearby Bernalillo, New Mexico, one located in Gypsum, Colorado (near Vail) and one located in Duke, Oklahoma. Construction Products also operates a lightweight paper mill in Lawton, Oklahoma. The principal sources of demand for gypsum wallboard are residential and non-residential construction, repair and remodeling.

     READYMIX CONCRETE AND AGGREGATES

     Construction Products' readymix concrete and aggregates operations are located in and around Austin, Texas and northern California. The 10,000-acre aggregates deposit in northern California contains an estimated two billion tons of reserves. Construction Products sells aggregates from this deposit in the Sacramento, California area and in nearby counties.

CONTRACTING AND CONSTRUCTION SERVICES

     Contracting and Construction Services activities involve the construction of buildings for both private and government interests, including hotels, office buildings, hospitals, correctional facilities, schools, shopping centers, airports, parking garages, sport stadiums, military facilities, post offices and convention and performing arts centers. Our contracting and construction services work is performed through our construction group nationwide. Centex Construction Group is made up of four firms with various geographic locations and project niches. New contracts for the group for fiscal 2000 totaled $1.651 billion compared with $1.128 billion for fiscal 1999. New contracts for the six months ended September 30, 2000 totaled $719 million. The backlog of uncompleted projects at March 31, 2000 was $1.382 billion, compared with $937 million at March 31, 1999. The backlog of uncompleted projects at September 30, 2000 was $1.472 billion.

     Construction contracts are primarily entered into under two formats: competitively-bid or negotiated jobs. In a competitively-bid format, the contractor will bid a fixed amount for which it will agree to construct the project based on an evaluation of detailed plans and specifications. In a negotiated job, the contractor bids a fee (fixed or percentage) over the cost of the project and, in many instances, agrees that the final cost will not exceed a designated amount. Such contracts may include a provision whereby the owner will pay a part of any savings from the guaranteed amount to the contractor. Historically, the majority of our projects have been competitively-bid jobs. Recent years have seen a shift to higher-margin private negotiated projects. At September 30, 2000, approximately 88% of our outstanding projects were negotiated bid projects.

RECENT OPERATING RESULTS

     On January 23, 2001, we publicly announced our unaudited operating results for the third quarter ended December 31, 2000. The table below summarizes our operating results.

                                     THREE MONTHS ENDED                 NINE MONTHS ENDED
                                     DECEMBER 31, 2000                  DECEMBER 31, 2000
                                     -----------------                  -----------------
                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Revenues ........................       $1,638,613                         $4,661,175
Earnings before income taxes ....          110,494                            284,488
Net earnings ....................           68,467                            175,766
Earnings per share:
   Basic ........................       $     1.16                         $     2.98
   Diluted ......................       $     1.12                         $     2.91

     Revenues of $4.66 billion in the nine months ended December 31, 2000 represent a 10% increase over revenues of $4.23 billion in the same period in the prior year. The increase in revenues is primarily due to increases in revenues attributable to our Home Building operations. Net earnings decreased 6% to $175.8 million in the first nine months of fiscal 2001 compared with $187.1 million in the first nine months of fiscal 2000. The decrease in net earnings is primarily due to decreases in earnings from our Financial Services operations and Construction Products operations.

     For additional information regarding our recent operating results, please see our Current Report on Form 8-K which was filed with the Securities and Exchange Commission on January 23, 2001. See "Where You Can Find More Information" in the attached prospectus for information on how to obtain this report.

                                 USE OF PROCEEDS

     The net proceeds from the sale of the notes will be used to repay commercial paper borrowings and other short-term debt. As of December 31, 2000, we had $274 million in outstanding commercial paper borrowings and other short-term debt at a weighted average interest rate of approximately 7.5%. Commercial paper borrowings and other short-term debt vary on a seasonal basis and are used to fund the working capital needs of all of our operations, other than Centex Construction Products, Inc.

                             SELECTED FINANCIAL DATA

     In the table below we provide you with selected consolidated financial information prepared based on our consolidated financial statements for each of the fiscal years in the five-year period ended March 31, 2000, as well as for the six-month periods ended September 30, 2000 and 1999. The financial statements for each of the fiscal years in the five-year period ended March 31, 2000 have been audited by Arthur Andersen LLP, independent public accountants. The financial statements for the six-month periods ended September 30, 2000 and 1999 have not been audited.

     When you read this selected historical consolidated financial data, you should also read the historical financial statements and accompanying notes that we have included in our joint annual report on Form 10-K for the year ended March 31, 2000 and our joint quarterly report on Form 10-Q for the quarter ended September 30, 2000. You can obtain this report by following the instructions we provide under "Where You Can Find More Information" in the attached prospectus. Balance sheet information presented in the table below is as of the end of the applicable period.

                                                             SIX MONTHS ENDED
                                                               SEPTEMBER 30,                    FISCAL YEARS ENDED MARCH 31,
                                                       -----------------------------     -------------------------------------------
                                                          2000              1999            2000            1999            1998
                                                       -----------       -----------     -----------     -----------    -----------
                                                                 (DOLLARS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)

Revenues .........................................     $ 3,022,562       $ 2,801,676     $ 5,956,366     $ 5,154,840    $ 3,975,450
Net earnings .....................................         107,299           123,931         257,132         231,962        144,806
Total assets .....................................       5,228,580         4,605,441       4,038,740       4,334,746      3,416,219
Total long-term debt, consolidated ...............       1,650,307           564,581         751,160         284,299        237,715
Total debt, consolidated .........................       2,400,492         2,073,924       1,313,395       1,910,899      1,390,588
Total debt (with financial services reflected
       on the equity method) .....................       1,151,480           934,571         898,068         587,955        311,538
Deferred income tax (asset) liability ............         (48,840)          (28,558)        (49,907)        (49,107)      (147,607)
Debt as a percentage of capitalization(1)
       Total debt, consolidated ..................            58.4%             57.8%           45.1%           57.6%          53.1%
       Total debt (with financial services
          reflected on the equity method) ........            40.3%             38.2%           36.0%           29.5%          20.3%

Stockholders' equity .............................       1,527,684         1,309,531     $ 1,419,349     $ 1,197,639    $   991,172
Per common share:
       Earnings per share -- Basic ...............     $      1.82       $      2.08     $      4.34     $      3.90    $      2.45
       Earnings per share -- Diluted .............     $      1.79       $      2.02     $      4.22     $      3.75    $      2.36
Other operating data:
       Cash dividends per share ..................     $      0.08       $      0.08     $      0.16     $      0.16    $     0.135
       Adjusted EBITDA(2) ........................     $   235,431       $   210,222     $   486,117     $   345,842    $   249,900
       Ratio of Adjusted EBITDA to interest
          expense(2)(3) ..........................           5.36x             7.68x           7.27x           8.32x          7.51x


                                                                    FISCAL YEARS ENDED MARCH 31,
                                                             -----------------------------------------
                                                                1997                           1996
                                                             -----------                   -----------
                                                     (DOLLARS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)

Revenues .........................................           $ 3,784,991                   $ 3,102,987
Net earnings .....................................               106,563                        53,365
Total assets .....................................             2,678,829                     2,336,966
Total long-term debt, consolidated ...............               236,769                       321,002
Total debt, consolidated .........................               864,287                       983,269
Total debt (with financial services reflected
       on the equity method) .....................               283,769                       408,253
Deferred income tax (asset) liability ............              (197,413)                       16,620
Debt as a percentage of capitalization(1)
       Total debt, consolidated ..................                  44.5%                         57.1%
       Total debt (with financial services
          reflected on the equity method) ........                  20.9%                         35.6%

Stockholders' equity .............................           $   835,777                   $   722,836
Per common share:
       Earnings per share -- Basic ...............           $      1.86                   $      0.94
       Earnings per share -- Diluted .............           $      1.80                   $      0.91
Other operating data:
       Cash dividends per share ..................           $      0.10                   $      0.10
       Adjusted EBITDA(2) ........................           $   179,327                   $   118,280
       Ratio of Adjusted EBITDA to interest
          expense(2)(3) ..........................                 5.26x                         2.89x

     (1) Capitalization is composed of total debt, deferred income tax liability, negative goodwill, minority interest and stockholders' equity.

     (2) Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization expense and, for the reasons described under "Ratio of Earnings to Fixed Charges" below, excludes our Financial Services operations. Adjusted EBITDA is not intended to represent cash flow in accordance with generally accepted accounting principles and does not represent the measure of cash available for distribution. Adjusted EBITDA is not intended as an alternative to net earnings. For additional financial information that includes and excludes our Financial Services operations, please see our joint annual report on Form 10-K for the year ended March 31, 2000 and our joint quarterly report on Form 10-Q for the quarter ended September 30, 2000.

     (3) Interest expense excludes interest expense attributable to our Financial Services operations.

RATIO OF EARNINGS TO FIXED CHARGES

                                    SIX MONTHS ENDED
                                      SEPTEMBER 30,              FISCAL YEARS ENDED MARCH 31,
                                    ----------------     --------------------------------------------
                                     2000      1999      2000      1999      1998      1997      1996
                                    ------    ------     ----      ----      ----      ----      ----

Total enterprise ...............     3.27x     4.43x     4.52x     4.31x     4.16x     3.71x     1.82x
Centex (excluding Financial
  Services operations) .........     4.62x     7.22x     6.96x     7.42x     6.83x     5.22x     1.99x

     These computations include Centex Corporation, and except as otherwise noted, our subsidiaries, and 50% or less owned companies. For these ratios, fixed charges include:

     o    interest on all debt and amortization of debt discount and expense;

     o    capitalized interest; and

     o    an interest factor attributable to rentals.

     Earnings include the following components:

     o income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investments;

     o    fixed charges as defined above, but excluding capitalized interest;
          and

     o    amortization of capitalized interest.

     To calculate the ratio of earnings to fixed charges, excluding our Financial Services operations, the applicable interest expense was deducted from the fixed charges and the applicable earnings were deducted from the earnings amount.

     The computations in the tables above that exclude our Financial Services operations are presented only to provide investors an alternative method of measuring our ability to utilize adjusted EBITDA and earnings to cover our interest expense or fixed charges. The principal reasons why we present these computations that exclude our Financial Services operations are as follows:

     o the financial services subsidiaries operate in a distinctly different financial environment that generally requires significantly less equity to support their higher debt levels compared to the operations of our other subsidiaries;

     o the financial services subsidiaries have structured their financing programs substantially on a stand-alone basis; and

     o we have very limited obligations with respect to the indebtedness of our financial services subsidiaries.

OUTSTANDING INDEBTEDNESS

     The following table sets forth our senior and subordinated indebtedness (excluding indebtedness of our subsidiaries) as of December 31, 2000:

Senior debt:
         Medium-Term Notes, 6.94% to 7.95% ..................     $  486,991,000
         Long-Term Notes, 6.4% to 9.75% .....................        214,966,000
         Notes to Contracting and Construction Services
           group ............................................        241,400,000
         Commercial paper borrowings and other
           short-term debt ..................................        274,260,000
                                                                  --------------
  Total senior debt .........................................     $1,217,617,000
                                                                  ==============
Subordinated debt:
         8.75% Subordinated Debentures due March 1, 2007 ....     $   99,560,000
         7.375% Subordinated Debentures due June 1, 2005 ....         99,784,000
         Convertible Subordinated Note due 2010 .............          2,100,000
                                                                  --------------
  Total subordinated debt ...................................     $  201,444,000
                                                                  ==============
  Total debt ................................................     $1,419,061,000
                                                                  ==============

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the notes supplements the description of the general terms of the debt securities set forth under the heading "Description of Debt Securities" in the attached prospectus. If the descriptions are inconsistent, this prospectus supplement controls. Capitalized terms used in this prospectus supplement that are not otherwise defined will have the meanings given to them in the accompanying prospectus. The following statements with respect to the notes are summaries, do not purport to be complete and are subject to, and qualified by reference to, the provisions of the notes and the Indenture.

GENERAL

     We will issue the notes as a separate series of debt securities under the Indenture, dated as of October 1, 1998, between us and The Chase Manhattan Bank, as Trustee. For a more complete description of the Indenture, see "Description of Debt Securities" in the attached prospectus. The notes are unsecured and will rank equally with all of our other unsecured and unsubordinated indebtedness. We
will issue the notes with an aggregate principal amount of $         .

     The notes will bear interest from            , 2001, payable on         and
           of each year, commencing            , 2001. Interest will be computed
on the basis of a 360-day year of twelve 30-day months. Interest will be payable generally to the person in whose name the note is registered at the close of
business on             or             next preceding the          or
interest payment date. The notes will mature on           ,      and will accrue
interest at a rate of     % per annum.

     The notes will be issued in fully registered form only in denominations of $1,000 and integral multiples of $1,000. We will initially issue the notes in global book-entry form. So long as the notes are in book-entry form, we will make payments on the notes to the depository or its nominee, as the registered owner of the notes, by wire transfer of immediately available funds. See "Book-Entry System."

     Because we are a holding company and all operations are conducted by our subsidiaries, holders of our debt securities will generally have a junior position to claims of creditors and certain security holders of our subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. Certain of our operating subsidiaries, principally our Financial Services operations, have ongoing corporate debt programs used to finance their business activities. As of December 31, 2000, our subsidiaries had approximately $2.0 billion of outstanding debt (including certain asset securitizations accounted for as borrowings). Moreover, our ability to pay principal and interest on the notes is, to a large extent, dependent upon our receiving dividends, interest or other amounts from our subsidiaries. The Indenture under which the notes are to be issued does not contain any limitation on our ability to incur additional debt or on our subsidiaries' ability to incur additional debt to us or to unaffiliated third parties. In addition, we borrow funds from and lend funds to our subsidiaries from time to time to manage our working capital needs. Our indebtedness to our subsidiaries will rank equally in right of payment to the notes.

     The Indenture does not limit the amount of debt securities that we may issue under the Indenture, and we may issue debt securities in one or more series up to the aggregate initial offering price authorized by us for each series. We may, without the consent of the holders of the notes, reopen this series of notes and issue additional notes under the Indenture in addition to
the $          of notes authorized as of the date of this prospectus supplement.

     If any interest payment date, redemption date or the maturity date of the notes is not a business day at any place of payment, then payment of the principal, premium, if any, and interest on the notes may be made on the next business day at that place of payment. In that case, no interest will accrue on the amount payable for the period from and after the applicable interest payment date, redemption date or maturity date, as the case may be.

     We will be entitled to redeem the notes at our option as described below under "Optional Redemption." The notes will not be subject to a sinking fund. You will not have the right to require us to redeem or repurchase the notes at your option.

OPTIONAL REDEMPTION

     We may, at our option, redeem the notes in whole at any time or in part from time to time, on at least 30 but not more than 60 days prior notice, at a redemption price equal to the greater of:

     o    100% of their principal amount, and

     o the present value of the Remaining Scheduled Payments (as defined below) on the notes being redeemed on the redemption date, discounted to the date of redemption, on a semiannual basis, at the Treasury Rate
          (as defined below) plus       basis points (    %).

We will also accrue interest on the notes to the date of redemption. In determining the redemption price and accrued interest, interest shall be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     If money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed is deposited with the Trustee on or before the redemption date, on and after the redemption date interest will cease to accrue on the notes (or such portions thereof) called for redemption and the notes will cease to be outstanding.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes. "Independent Investment Banker" means Salomon Smith Barney Inc.

     "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

     "Reference Treasury Dealer" means Salomon Smith Barney Inc., Banc of America Securities LLC and Warburg Dillon Read LLC and their respective successors, and, at our option, other primary U.S. government securities dealers in New York City selected by us.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Remaining Scheduled Payments" means, with respect to any note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

SINKING FUND

     There will not be a sinking fund for the notes.

CERTAIN COVENANTS

     The following covenants apply to the notes.

     Limitation on Liens. We will not and will not permit any of our subsidiaries, other than Centex Financial Services, Inc. and its subsidiaries, to issue, assume or guarantee any indebtedness for borrowed money if that borrowed money is secured by a mortgage, pledge, security interest, lien or other encumbrance (a "lien") on or with respect to any of our properties or assets or the assets or properties of our subsidiaries or on any shares of capital stock or other equity interests of any subsidiary that owns property or assets, other than Centex Financial Services, Inc. and its subsidiaries, whether, in each case, owned at the date of the Indenture or thereafter acquired, unless:

     (a) we make effective provision under which the notes are secured equally and ratably with any and all borrowed money that we secure, or

     (b) the aggregate amount of all of our and our subsidiaries' secured borrowings, together with all attributable debt (as defined in the Indenture) in respect of sale and lease-back transactions existing at that time, with the exception of transactions that are not subject to the limitation described in "Limitation on Sale and Lease-Back Transactions" below, would not exceed 20% of our and our subsidiaries consolidated net tangible assets (as defined in the Indenture), as shown on the audited consolidated balance sheet contained in the latest annual report to our stockholders.

     The limitation described above will not apply to:

     (a) any lien existing on our properties or assets or shares of capital stock or other equity interests at the date of the Indenture,

     (b) any lien created by a subsidiary in our favor or in favor of one of our wholly-owned subsidiaries,

     (c) any lien existing on any asset of any corporation or other entity, or on any accession or improvement to that asset or any proceeds from that asset or improvement, at the time that corporation or other entity becomes a subsidiary or at the time we or one of our subsidiaries merges or is consolidated with or into us or one of our subsidiaries,

     (d) any lien on any asset existing at the time that asset is acquired, or on any accession or improvement to that asset or any proceeds from that asset or improvement,

     (e) any lien on any asset, or on any accession or improvement to that asset or any proceeds from that asset or improvement, securing indebtedness we incur or assume for the purpose of financing all or any part of the cost of acquiring or improving that asset, if that lien attaches to that asset concurrently with or within 180 days after the acquisition or improvement of that asset,

     (f) any lien incurred in connection with pollution control, industrial revenue or any similar financing,

     (g) any refinancing, extension, renewal or replacement of any of the liens described above if the principal amount of the indebtedness secured is not increased and is not secured by any additional assets, or

     (h)  any lien imposed by law.

     Limitation on Sale and Lease-Back Transactions. Neither we nor any of our subsidiaries may enter into any arrangement with any person, other than with us, under which we or any of our subsidiaries lease any of our properties or assets, except for temporary leases for a term of not more than three years and except for sales and leases of model homes, if that property has been or is to be sold or transferred by us or any of our subsidiaries to that person (referred to in this prospectus supplement as a "sale and lease-back transaction").

     The limitation described above does not apply to any sale and lease-back transaction if:

     (a) our net proceeds or the net proceeds of our subsidiaries from the sale or transfer are equal to or exceed the fair value, as determined by our Board of Directors, Chairman of the Board, Vice Chairman, President or principal financial officer, of the property so leased,

     (b) we or any of our subsidiaries would be entitled to incur indebtedness secured by a lien on the property to be leased as described in "Limitation on Liens" above,

     (c) we, within 180 days of the effective date of any sale and lease-back transaction, apply an amount equal to the fair value of the property so leased to the retirement of our "funded indebtedness" (as defined in the Indenture),

     (d) the sale and lease-back transaction relates to a sale which occurs within 180 days from the date of acquisition of that property by us or any of our subsidiaries or the date of the completion of construction or commencement of full operations on that property, whichever is later, or

     (e)  the transaction was consummated prior to the date of the Indenture.

LEGAL DEFEASANCE

     We will be discharged from our obligations on the notes at any time if:

     (a) we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the notes, and

     (b) we deliver to the Trustee an opinion of counsel stating that the federal income tax obligations of the holders of the notes will not change as a result of our performing the action described above.

     If this happens, the holders of the notes will not be entitled to the benefits of the Indenture except for the registration of transfer and exchange of notes and the replacement of lost, stolen or mutilated notes.

COVENANT DEFEASANCE

     We will be discharged from our obligations under any restrictive covenant applicable to the notes if we perform both actions described above under the heading "Legal Defeasance." However, if we cause an event of default apart from breaching a restrictive covenant, there may not be sufficient money or government obligations on deposit with the Trustee to pay all amounts due on the notes. In that instance, we would remain liable for these amounts.

FORM OF NOTES

     Upon issuance, the notes will be issued in book-entry form and be represented by one or more global securities in registered form, without coupons (the "Global Securities"), which will be issued in a denomination equal to the aggregate outstanding principal amount of the notes and deposited with, or on behalf of, The Depository Trust Company ("DTC") as Depository.

BOOK-ENTRY SYSTEM

     The notes will be represented by Global Securities registered in the name of Cede & Co., as a nominee of DTC. The information set forth under "Description of Debt Securities - Global Certificates" in the attached prospectus will apply to the notes. Thus, beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except under the circumstances described below and in the attached prospectus, owners of beneficial interests in the Global Securities will not be entitled to receive notes in definitive form and will not be considered holders of notes.

     The following is based on information furnished by DTC:

          DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in the participants' accounts, which eliminates the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

          Purchases of notes under DTC's system must be made by or through direct participants, which will receive a credit for those book-entry notes on DTC's records. The ownership interest of each actual purchaser of each note represented by a Global Security ("beneficial owner") is in turn to be recorded on the records of the direct participants and the indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but they are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or the indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in a Global Security are to be accomplished by entries made on the books of the participants acting on behalf of the beneficial owners. Beneficial owners of a Global Security will not receive certificated notes representing their ownership interests therein, except in the event that use of the book-entry system for the book-entry notes is discontinued.

          To facilitate subsequent transfers, all Global Securities which are deposited with, or on behalf of, DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of Global Securities with, or on behalf of, DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Global Securities representing the book-entry notes; DTC's records reflect only the identity of the direct participants to whose accounts the book-entry notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

          Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Redemption notices will be sent by DTC.

          Neither DTC nor Cede & Co. will consent or vote with respect to the Global Securities. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the book-entry notes are credited on the applicable record date.

          Principal, premium, if any, and/or interest, if any, payments on the Global Securities will be made in immediately available funds to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will receive payment on such date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is our responsibility and that of the trustee, disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of those payments to the beneficial owners shall be the responsibility of direct participants and indirect participants.

          If applicable, redemption notices shall be sent to Cede & Co. If less than all of the book-entry notes of like tenor and terms are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.

          A beneficial owner shall give notice of any option to elect to have its book-entry notes repaid by us, through its participant, to the Trustee, and shall effect delivery of such book-entry notes by causing the direct participant to transfer the participant's interest in the Global Security or securities representing such book-entry notes, on DTC's records, to the Trustee. The requirement for physical delivery of book-entry notes in connection with a demand for repayment will be deemed satisfied when the ownership rights in the Global Security or securities representing such book-entry notes are transferred by direct participants on DTC's records.

          DTC may discontinue providing its services as securities depository with respect to the book-entry notes at any time by giving us and the Trustee reasonable notice. Under these circumstances, in the event that a successor securities depository is not obtained, certificated notes are required to be printed or delivered.

          We may decide to discontinue use of the system of book-entry transfers through DTC, or a successor securities depository. In that event, certificated notes will be printed and delivered.

          According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

          The information in this section concerning DTC and DTC's system has been obtained from sources that we believe to be reliable, but neither we nor any underwriter takes any responsibility for the accuracy of the information.

SAME-DAY SETTLEMENT AND PAYMENT

          Settlement for the notes will be made by the underwriters in immediately available funds. So long as DTC continues to make its "Same-Day Funds Settlement System" available to us:

     o We will make all payments of principal and interest on the notes in immediately available funds.

     o The notes will trade in DTC's Same-Day Funds Settlement System until maturity.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

                                          PRINCIPAL AMOUNT
UNDERWRITER                                   OF NOTES
-----------                               ----------------

Salomon Smith Barney Inc...............      $
Banc of America Securities LLC.........
UBS Warburg LLC........................
                                             ---------
Total..................................      $
                                             =========

     The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

     The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a
concession not to exceed       % of the principal amount of the notes. The
underwriters may allow, and dealers may reallow a concession not to exceed     %
of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

     The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                                                   PAID BY CENTEX
                                                                                   --------------

Per note......................................................................              %

     In connection with the offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that our total expenses for this offering will be $     .

     The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Salomon Smith Barney Inc., Banc of America Securities LLC and UBS Warburg LLC are affiliates of one or more of our lenders.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL OPINIONS

     Raymond G. Smerge, Esq., our Executive Vice President, Chief Legal Officer and Secretary, will issue an opinion about the legality of the notes for us. Baker Botts L.L.P., Dallas, Texas, our special counsel, will also issue an opinion about the legality of the notes and will pass on, among other things, the enforceability of the Indenture. Certain legal matters in connection with the sale of the notes will be passed upon for the underwriters by Milbank, Tweed, Hadley & McCloy LLP, New York, New York.

PROSPECTUS

                                 $1,100,000,000

                               CENTEX CORPORATION

                             SENIOR DEBT SECURITIES
                          SUBORDINATED DEBT SECURITIES
                                  COMMON STOCK
                                 PREFERRED STOCK
                                    WARRANTS
                            STOCK PURCHASE CONTRACTS
                              STOCK PURCHASE UNITS

                                   ----------

         We may offer from time to time:

o    Senior Debt Securities

o    Subordinated Debt Securities

o    Common Stock

o    Preferred Stock

o    Warrants

o    Stock Purchase Contracts

o    Stock Purchase Units

         We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

                                   ----------

         Our common stock is traded on the New York Stock Exchange under the trading symbol "CTX" and on The London Stock Exchange Limited.

                                   ----------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

                The date of this prospectus is December 7, 2000.

                                TABLE OF CONTENTS

                                                                                                                Page
                                                                                                                ----

ABOUT THIS PROSPECTUS.............................................................................................4

CENTEX............................................................................................................4
   Home Building..................................................................................................4
   Investment Real Estate.........................................................................................4
   Financial Services.............................................................................................4
   Construction Products..........................................................................................5
   Contracting and Construction Services..........................................................................5

WHERE YOU CAN FIND MORE INFORMATION...............................................................................5

A WARNING ABOUT FORWARD-LOOKING STATEMENTS........................................................................6

USE OF PROCEEDS...................................................................................................7

RATIO OF EARNINGS TO FIXED CHARGES................................................................................7

DESCRIPTION OF DEBT SECURITIES....................................................................................8
   General Information About the Debt Securities..................................................................8
   Covenants Included in the Indentures...........................................................................9
   Payment of Principal, Interest and Premium; Transfer of Securities.............................................9
   Specific Characteristics of Our Debt Securities...............................................................10
   Global Certificates...........................................................................................11
   Events of Default.............................................................................................12
   Defeasance of Debt Securities.................................................................................13
   Consolidation, Merger or Sale of Centex.......................................................................13
   Modification of the Indentures................................................................................13
   Certificates and Opinions to be Furnished to Trustee..........................................................14
   Report to Holders of Debt Securities..........................................................................14
   The Trustee...................................................................................................14
   Ratings of Our Debt Securities By Rating Agencies.............................................................14
   Method for Calling Meetings of the Holders of Debt............................................................14
   Governing Law.................................................................................................15
   Notices to Holders of Debt Securities.........................................................................15

DESCRIPTION OF CAPITAL STOCK.....................................................................................15
   Common Stock..................................................................................................15
   Preferred Stock...............................................................................................16
   Anti-Takeover Provisions......................................................................................17
   Transfer Agent And Registrar..................................................................................19
   Stockholder Rights Plan.......................................................................................19

DESCRIPTION OF WARRANTS..........................................................................................19

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS.................................................20

PLAN OF DISTRIBUTION.............................................................................................20
   Sale through Underwriters or Dealers..........................................................................21
   Direct Sales and Sales through Agents.........................................................................21
   Delayed Delivery Contracts....................................................................................21

   General Information...........................................................................................21

LEGAL OPINIONS...................................................................................................22

EXPERTS..........................................................................................................22

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. The registration statement also includes a prospectus under which Centex Trust I and Centex Trust II, two of our subsidiaries, may offer from time to time trust preferred securities guaranteed by us and we may offer our related junior subordinated debt securities, and our stock purchase contracts or stock purchase units. Under the shelf process, we may offer any combination of the securities described in these two prospectuses in one or more offerings with a total initial offering price of up to $1,100,000,000. This prospectus provides you with a general description of the senior debt securities, subordinated debt securities, common stock, preferred stock, warrants, stock purchase contracts and stock purchase units we may offer. Each time we use this prospectus to offer these securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and the prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

                                     CENTEX

     Through its various subsidiaries, Centex Corporation is one of the nation's largest home builders and general building contractors and also provides retail mortgage lending services. We currently operate in five principal business segments:

     o    Home Building;

     o    Investment Real Estate;

     o    Financial Services;

     o    Construction Products; and

     o    Contracting and Construction Services.

HOME BUILDING

     The Home Building business has expanded to include both Conventional Homes and Manufactured Homes.

     The Conventional Homes operations currently involve the construction and sale of single-family homes, town homes and low-rise condominiums and also include the purchase and development of land.

     In March 1997, we entered the Manufactured Homes business when we acquired approximately 80% of the predecessor of Cavco Industries, LLC. During the fourth quarter of fiscal 2000, we acquired the remaining 20% interest in Cavco. Manufactured Homes operations include the manufacture of residential and park model homes and their sale through company-owned retail outlets and a network of independent dealers.

INVESTMENT REAL ESTATE

     Investment Real Estate operations involve the acquisition, development and sale of land, and the development of industrial, office, retail and other commercial projects and apartment complexes.

FINANCIAL SERVICES

     Through our Financial Services operations, we offer financing of conventional homes, home equity and sub-prime lending and the sale of title and other insurance coverages. These activities include mortgage origination and other related services for homes sold by our subsidiaries and by others.

CONSTRUCTION PRODUCTS

     Through our Construction Products operations, we manufacture cement, gypsum wallboard and ready-mix concrete for distribution and sale. In April 1994, our construction products subsidiary, Centex Construction Products, Inc., completed an initial public offering of 51% of its common stock. Principally as a result of stock repurchases by Centex Construction Products, our ownership interest in Centex Construction Products has increased to 65.3% as of September 30, 2000.

CONTRACTING AND CONSTRUCTION SERVICES

     Contracting and Construction Services activities involve the construction of buildings for both private and government interests, including hotels, office buildings, hospitals, correctional facilities, schools, shopping centers, airports, parking garages, sport stadiums, military facilities, post offices and convention and performing arts centers.

     Our principal executive office is located at 2728 N. Harwood Street, Dallas, Texas 75201, and our telephone number is (214) 981-5000.

                       WHERE YOU CAN FIND MORE INFORMATION

     We, together with 3333 Holding Corporation and Centex Development Company, L.P., file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, Suite 1300, New York, New York 10048. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC's public reference room or through its web site.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference:

     o our Joint Annual Report on Form 10-K of Centex Corporation, 3333 Holding Corporation and Centex Development Company, L.P. for the year ended March 31, 2000;

     o our Joint Quarterly Reports on Form 10-Q of Centex Corporation, 3333 Holding Corporation and Centex Development Company, L.P. for the quarters ended June 30, 2000 and September 30, 2000;

     o our Current Reports on Form 8-K dated April 27, 2000, June 14, 2000, October 25, 2000, November 16, 2000 and November 17, 2000;

     o description of our common stock, $0.25 par value per share, contained in the Registration Statement on Form 8-A dated October 28, 1971 and Form 8 dated November 11, 1971, as such forms may be amended to update such description;

     o description of the 3333 Holding Corporation common stock, $0.01 par value per share, contained in the Registration Statement on Form 10 dated July 12, 1987, as amended by Form 8 dated October 14, 1987, Form 8 dated November 12, 1987 and Form 8 dated November 23, 1987, as such forms may be amended to update such description;

     o description of the warrants to purchase Class B Units of limited partnership interest of Centex Development Company, L.P. contained in the Registration Statement on Form 10 dated July 12, 1987, as amended by Form 8 dated October 14, 1987, Form 8 dated November 12, 1987 and Form 8 dated November 30, 1987, as such forms may be amended to update such description; and

     o description of the preferred stock purchase rights contained in the Form 8-A Registration Statement of Centex dated October 8, 1996, as amended by Form 8-A/A filed on February 22, 1999, as such forms may be amended to update such description.

     We also incorporate by reference any future filings made with the SEC by Centex Corporation, 3333 Holding Corporation and Centex Development Company, L.P. under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address and telephone number:

           Corporate Secretary
           Centex Corporation
           2728 North Harwood Street
           Dallas, Texas 75201
           (214) 981-5000

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

     Statements contained or incorporated by reference in this prospectus and the accompanying prospectus supplement that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include information about possible or assumed future results of our operations. Also, when we use any of the words "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. Many possible events or factors could affect the future financial results and performance of our company. This could cause results or performance to differ materially from those expressed in our forward-looking statements. You should consider these risks when you purchase securities. These possible events or factors include the following:

     o    general economic conditions and interest rates;

     o    the cyclical and seasonal nature of our businesses;

     o    adverse weather;

     o    changes in property taxes and energy costs;

     o changes in federal income tax laws and federal mortgage financing programs;

     o    governmental regulation;

     o    changes in governmental and public policy;

     o changes in economic conditions specific to any one or more of our markets and businesses;

     o    competition;

     o    availability of raw materials; and

     o    unexpected operations difficulties.

     We refer you to the documents identified above under "Where You Can Find More Information" for a discussion of these factors and their effects on our business.

                                 USE OF PROCEEDS

     Except as otherwise provided in the related prospectus supplement, we will use the net proceeds from the sale of the offered securities for general corporate purposes. These purposes may include:

     o    repayments or refinancing of debt

     o    working capital

     o    capital expenditures

     o    acquisitions

     o    repurchases or redemption of securities

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the periods indicated:

                                    SIX MONTHS ENDED
                                      SEPTEMBER 30,              FISCAL YEARS ENDED MARCH 31,
                                    ----------------     --------------------------------------------
                                     2000      1999      2000      1999      1998      1997      1996
                                    ------    ------     ----      ----      ----      ----      ----

Total enterprise ...............     3.27x     4.43x     4.52x     4.31x     4.16x     3.71x     1.82x
Centex (excluding financial
      services operations)  ....     4.62x     7.22x     6.96x     7.42x     6.83x     5.22x     1.99x

     These computations include Centex Corporation, and except as otherwise noted, our subsidiaries, and 50% or less owned companies. For these ratios, fixed charges include:

     o    interest on all debt and amortization of debt discount and expense;

     o    capitalized interest; and

     o    an interest factor attributable to rentals.

     Earnings include the following components:

     o income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investments;

     o    fixed charges as defined above, but excluding capitalized interest;
          and

     o    amortization of capitalized interest.

     To calculate the ratio of earnings to fixed charges excluding our financial services operations, the applicable interest expense was deducted from the fixed charges and the applicable earnings were deducted from the earnings amount.

     The computations that exclude our financial services operations are included only to provide investors an alternative method of measuring the ability of our earnings to cover our fixed charges. The principal reasons why we present these computations that exclude our financial services operations are as follows:

     o the financial services subsidiaries operate in a distinctly different financial environment that generally requires significantly less equity to support their higher debt levels compared to the operations of our other subsidiaries;

     o the financial services subsidiaries have structured their financing programs substantially on a stand-alone basis; and

     o we have very limited obligations with respect to the indebtedness of our financial services subsidiaries.

                         DESCRIPTION OF DEBT SECURITIES

     Any debt securities that we offer will be our direct unsecured general obligations. These debt securities will be either senior debt securities or subordinated debt securities and will be issued under one or more separate indentures between us and The Chase Manhattan Bank, as trustee, which is the successor to Chase Bank of Texas, National Association and Texas Commerce Bank, National Association. A debt security is considered "senior" or "subordinated" depending on how it ranks in relation to our other debts. Senior debt securities will generally rank equal to other senior debt securities or unsubordinated debt. Holders of our subordinated debt securities will only be entitled to payment after we pay our senior debts, including our senior debt securities.

     Any senior debt securities that we offer will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Unless specifically stated otherwise, all references below to an article or section refer to that article or section in both indentures.

     We have summarized the material provisions of the indentures in this section, but this is only a summary. The senior indenture and the subordinated indenture have been filed with the SEC and are incorporated by reference as to our registration statement that contains this prospectus. See "Where You Can Find More Information." You should read the indentures for provisions that may be important to you. You should review the applicable indenture for additional information before you buy any debt securities. Capitalized terms used in the following summary have the meanings specified in the indentures unless otherwise defined below.

GENERAL INFORMATION ABOUT THE DEBT SECURITIES

     Because we are a holding company and all operations are conducted by our subsidiaries, holders of our debt securities will generally have a junior position to claims of creditors and certain security holders of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. Certain of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. As of September 30, 2000, our subsidiaries had approximately $1.3 billion of outstanding debt (including certain asset securitizations accounted for as borrowings). Moreover, our ability to pay principal and interest on our debt securities is, to a large extent, dependent upon our receiving dividends, interest or other amounts from our subsidiaries. The indentures under which the debt securities are to be issued do not contain any limitation on our ability to incur additional debt or on our subsidiaries' ability to incur additional debt to us or to unaffiliated third parties. In addition, we borrow funds from and lend funds to our subsidiaries from time to time to manage our working capital needs. Our indebtedness to our subsidiaries will rank equally in right of payment to our senior debt securities and senior in right of payment to our subordinated debt securities.

     A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     o    the title, type and amount of the debt securities

     o    the total principal amount and priority of the debt securities

     o the percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated

     o the dates on which the principal of the debt securities will be payable

     o the interest rate which the debt securities will bear and the interest payment dates for the debt securities

     o    any optional redemption periods

     o any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities

     o the terms of any right to convert debt securities into shares of our common stock or other securities or property

     o any provisions granting special rights to holders when a specified event occurs

     o    any changes to or additional events of default or covenants

     o any special tax implications of the debt securities, including provisions for original issue discount securities, if offered

     o    any other terms of the debt securities

     None of the indentures limits the amount of debt securities that may be issued. Each indenture allows debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

     Debt securities of a series may be issued in registered, bearer, coupon or global form.

COVENANTS INCLUDED IN THE INDENTURES

     Under the indentures, we will:

     o pay the principal, interest and any premium on the debt securities when due;

     o    maintain a place of payment;

     o deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indentures; and

     o deposit sufficient funds with any paying agent on or before the due date for any principal, interest or any premium.

PAYMENT OF PRINCIPAL, INTEREST AND PREMIUM; TRANSFER OF SECURITIES

     Unless we designate otherwise, we will pay principal, interest and any premium on fully registered securities in Dallas, Texas. We will make payments by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. We will make debt securities payments in other forms at a place we designate and specify in a prospectus supplement. You may transfer or exchange fully registered securities at the corporate trust office of the trustee or at any other office or agency maintained by us for such purposes, without having to pay any service charge except for any tax or governmental charge.

SPECIFIC CHARACTERISTICS OF OUR DEBT SECURITIES

     Senior Debt Securities

     Generally, our senior debt securities will rank equally with all of our other senior debt and unsubordinated debt. All series of senior debt securities issued under the senior indenture will rank equally in right of payment with each other and with our other senior debt. Any additional senior debt securities would rank equally in right of payment with the senior debt securities offered and sold under this prospectus and the related prospectus supplement. Further, the senior indenture does not prohibit us from issuing additional debt securities that may rank equally in right of payment to the senior debt securities.

     Any senior debt securities offered pursuant to the senior indenture will be senior in right of payment to our subordinated debt securities. The following table sets forth our senior and subordinated indebtedness (excluding indebtedness of our subsidiaries) as of September 30, 2000:

Senior debt:
          Medium-Term Note programs, 7.165% to 7.95%...................             $   461,987,000
          Senior Note programs, 6.4% to 9.75%..........................                 214,961,000
          Notes to Contracting and Construction Services Group.........                 258,000,000
          Commercial paper borrowings and other short-term debt........                 235,000,000
                                                                                    ---------------
     Total senior debt.................................................             $ 1,169,948,000
                                                                                    ===============
Subordinated debt:
          8.75%   Subordinated Debentures due March 1, 2007............             $    99,547,000
          7.375% Subordinated Debentures due June 1, 2005..............                  99,772,000
          Convertible Subordinated Note due 2010.......................                   2,100,000
                                                                                    ---------------
     Total subordinated debt...........................................             $   201,419,000
                                                                                    ===============
     Total debt........................................................             $ 1,371,367,000
                                                                                    ===============

     "Senior debt" is defined to include all notes or other unsecured evidences of indebtedness including guarantees of Centex for money borrowed by us, not expressed to be subordinate or junior in right of payment to any other indebtedness of Centex.

     Subordinated Debt Securities

     The subordinated debt securities that may be offered will have a junior position to all of our senior debt. Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior debt.

     Except in certain circumstances, the subordinated indenture prohibits us from making any payment of principal of or premium, if any, or interest on, or sinking fund requirements for, any subordinated debt securities:

     o in the event we fail to pay the principal, interest, any premium or any other amounts on any senior debt when due; or

     o if there is any default relating to certain senior debt beyond the period of grace, unless and until the default on the senior debt is cured or waived.

     The subordinated indenture does not limit the amount of senior debt that we may incur. The subordinated indenture provides that all series of subordinated debt securities that may be offered are equal in priority to our subordinated debt securities and will rank equally in right of payment to our subordinated debt securities.

     Except in certain circumstances, upon any distribution of our assets in connection with any dissolution, winding up, liquidation, reorganization, bankruptcy or other similar proceeding relative to us or our property, the holders of all senior debt will first be entitled to receive payment in full of the principal and premium, if any, and interest due on the senior debt before the holders of any subordinated debt securities are entitled to receive any payment of the principal of and premium, if any, or interest on any subordinated debt securities. Because of this subordination, if we become insolvent, our creditors who are not holders of senior debt may recover less, ratably, than holders of senior debt.

GLOBAL CERTIFICATES

     The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depository identified in a prospectus supplement.

     The specific terms of the depository arrangements with respect to any debt securities of a series will be described in a prospectus supplement.

     Unless otherwise specified in a prospectus supplement, debt securities issued in the form of a global certificate to be deposited with a depository will be represented by a global certificate registered in the name of the depository or its nominee. Upon the issuance of a global certificate in registered form, the depository for the global certificate will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by the global certificate to the accounts of institutions that have accounts with the depository or its nominee. The accounts to be credited shall be designated by the underwriters or agents of the debt securities or by us, if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global certificate will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in a global certificate will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depository or its nominee for the global certificate. Ownership of beneficial interests in a global certificate by persons that hold through participants will be shown on, and the transfer of that ownership interest within the participant will be effected only through, records maintained by the participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global certificate.

     So long as the depository for a global certificate in registered form, or its nominee, is the registered owner of the global certificate, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities of the series represented by the global certificate for all purposes under the indentures. Generally, owners of beneficial interests in a global certificate will not be entitled to have debt securities of the series represented by the global certificate registered in their names, will not receive or be entitled to receive physical delivery of debt securities in definitive form, and will not be considered the owners or holders of the global certificate under the applicable indenture.

     Payment of principal of, premium, if any, and any interest on debt securities of a series registered in the name of or held by a depository or its nominee will be made to the depository or its nominee, as the case may be, as the registered owner or the holder of a global certificate representing the debt securities. None of Centex, the trustee, any paying agent, or the applicable debt security registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global certificate for the debt securities or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

     We expect that the depository for debt securities of a series, upon receipt of any payment of principal, premium or interest in respect of a permanent global certificate, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global certificate as shown on the records of the depository. We also expect that payments by participants to owners of beneficial interests in a global certificate held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and the payments will be the responsibility of the participants. However, we have no control over the practices of the depository and/or the participants and there can be no assurance that these practices will not be changed.

     Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depository.

     Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York will act as depository. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by The Depository Trust Company and its participants.

EVENTS OF DEFAULT

     "Event of default" when used in an indenture will mean any of the following:

     o failure to pay the principal or any premium on any debt security when due

     o    failure to deposit any sinking fund payment when due

     o    failure to pay when due interest on any debt security for 30 days

     o failure to perform any other covenant in the indenture that continues for 60 days after being given written notice

     o    certain events in bankruptcy, insolvency or reorganization of Centex

     o any other event of default included in any indenture or supplemental indenture

     An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal or interest, if it considers such withholding of notice to be in the best interests of the holders.

     If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% of the total principal amount of the debt securities of the series may declare the entire principal of that series due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. The trustee will not be charged with knowledge of any event of default other than our failure to make principal and interest payments unless actual written notice is received by the trustee.

     The indentures limit the right to institute legal proceedings. No holder of any debt securities will have the right to bring a claim under an indenture unless

     o    the holder has given written notice of default to the trustee;

     o the holders of not less than 25% of the aggregate principal amount of debt securities of a particular series shall have made a written request to the trustee to bring the claim and furnished the trustee reasonable indemnification as it may require;

     o the trustee has not commenced an action within 60 days of receipt of that notice and indemnification; and

     o no direction inconsistent with the request has been given to the trustee by the holders of not less than a majority of the aggregate principal amount of the debt securities of the series then outstanding. Subject to applicable law and any applicable subordination provisions, the holders of debt securities may enforce payment of the principal of or premium, if any, or interest on their debt securities. No holder of debt securities of a particular series has the right to prejudice the rights or obtain priority or preference over the rights of any other holder of debt securities of that series.

     The holders of a majority of the aggregate principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any power conferred on the trustee. The trustee, however, may decline to follow that direction if, being advised by counsel, the trustee determines that the action is not lawful. In addition, the trustee may refuse to act if it in good faith determines that the action would unduly prejudice the holders of the debt securities not taking part in the action or would impose personal liability on the trustee.

     Each indenture provides that, in case an event of default in respect of a particular series of debt securities has occurred, the trustee is to use the degree of care of a prudent man in the conduct of his own affairs. Subject to those provisions, the trustee is under no obligation to exercise any of its rights or power under the indentures at the request of any of the holders of the debt securities of a particular series unless they have furnished to the trustee security or indemnity in reasonable amounts against the costs, expenses and liabilities which may be incurred by the trustee.

     We will be required to furnish to the trustee an annual statement as to the fulfillment by Centex of all of our obligations under the relevant indenture.

DEFEASANCE OF DEBT SECURITIES

     We will be discharged from our obligations on the debt securities of any series at any time we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of destroyed, lost, stolen or mutilated debt securities.

     Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related debt securities. Each holder might be required to recognize a gain or loss equal to the difference between the holder's cost or other tax basis for the debt securities and the value of the holder's interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge you to consult your tax adviser as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

CONSOLIDATION, MERGER OR SALE OF CENTEX

     Each indenture generally permits us to consolidate or merge with another corporation. The indentures also permit us to sell all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation will assume all of our responsibilities and liabilities under the indentures including the payment of all amounts due on the debt securities of each series outstanding and performance of the covenants in the indentures.

     However, we will only consolidate or merge with or into any other corporation or sell all or substantially all of our assets according to the terms and conditions of the indentures. The remaining or acquiring corporation will be substituted for us in the indentures with the same effect as if it had been an original party to the indenture. Thereafter, the successor corporation may exercise our rights and powers under any indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor corporation.

MODIFICATION OF THE INDENTURES

     Under each indenture we may modify rights and obligations and the rights of the holders with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. We cannot, however, modify the principal or interest payment terms, or reduce the percentage required for modification, against any holder without its consent. We may also enter into supplemental indentures with the trustee, without obtaining the consent of the holders of any series of debt securities, to cure any ambiguity or to correct or supplement any provision of an indenture or any supplemental indenture which may be defective or inconsistent with any other provision, to pledge any property to or with the trustee or to make any other provisions with respect to matters or questions arising under the indentures, provided that such action does not adversely affect the interests of the holders of the debt securities. We may also enter into supplemental indentures without the consent of holders of any series of debt securities to set forth the terms of additional series of debt securities, to evidence the succession of another person to our obligations under the indenture or to add to our covenants.

CERTIFICATES AND OPINIONS TO BE FURNISHED TO TRUSTEE

     Each indenture provides that, in addition to other certificates or opinions that may be specifically required by other provisions of an indenture, every time we ask the trustee to take action under such indenture, we must provide a certificate of certain of our officers and an opinion of counsel, who may be our counsel, stating that, in the opinion of the signers, all conditions precedent to such action have been complied with.

REPORT TO HOLDERS OF DEBT SECURITIES

     We will provide audited financial statements annually to holders of debt securities. The trustee is required to submit an annual report to the holders of the debt securities regarding, among other things, the trustee's eligibility to serve as trustee, the priority of the trustee's claims regarding certain advances made by it, and any action taken by the trustee materially affecting the debt securities.

THE TRUSTEE

     The Chase Manhattan Bank, whose Corporate Trust Office is located at 600 Travis Street, Suite 1150, Houston, Texas 77002, is the trustee under the subordinated indenture and the senior indenture. The Chase Manhattan Bank serves as trustee with respect to our 8.75% subordinated debentures due March 1, 2007 and our 7.375% subordinated debentures due June 1, 2005, all previously issued under the subordinated indenture. The Chase Manhattan Bank also serves as trustee with respect to notes issued pursuant to our medium-term note programs and senior note programs, all issued under the senior indenture. The Chase Manhattan Bank is also the trustee under our indenture for our junior subordinated debt securities which may be offered to Centex Trust I and Centex Trust II, two subsidiaries of Centex which exist for the purpose of issuing trust preferred securities.

     Pursuant to the indentures and the Trust Indenture Act of 1939, any uncured event of default with respect to any series of debt securities will force the trustee to resign as trustee under the applicable indenture. If the trustee resigns, a successor trustee will be appointed in accordance with the terms and conditions of the applicable indenture.

     Centex and its affiliates maintain other banking relationships in the ordinary course of business with the trustee and its affiliates.

     The trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the trustee with respect to the debt securities of that series.

     Each indenture contains limitations on the right of the trustee, in the event that the trustee becomes our creditor, to obtain payment of its claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

RATINGS OF OUR DEBT SECURITIES BY RATING AGENCIES

     Particular series of debt securities may be rated by one or more nationally recognized statistical rating agencies. The rating agency or agencies and rating or ratings to be assigned with respect to a series of debt securities will be specified in the prospectus supplement for the series of debt securities.

METHOD FOR CALLING MEETINGS OF THE HOLDERS OF DEBT

     Each indenture contains provisions describing how meetings of the holders of debt securities of a series may be convened. A meeting may be called at any time by the trustee, and also, upon request, by us or the holders of at least 10% in principal amount of the outstanding debt securities of a series. A notice of the meeting must always be given in the manner described under "--Notices to Holders of Debt Securities" below. Generally speaking, except for any consent that must be given by all holders of a series as described under "--Modification of the Indentures" above, any resolution presented at a meeting of the holders of a series of debt securities may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series, unless the indenture allows the action to be voted upon to be taken with the approval of the holders of a different specific percentage of principal amount of outstanding debt securities of a series. In that case, the holders of outstanding debt securities of at least the specified percentage must vote in favor of the action. Any resolution passed or decision taken at any meeting of holders of debt securities of any series in accordance with the applicable indenture will be binding on all holders of debt securities of that series and any related coupons, unless, as discussed in "--Modification of the Indentures" above, the action is only effective against holders that have approved it. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be holders holding or representing a majority in principal amount of the outstanding debt securities of a series.

GOVERNING LAW

     Each indenture and each series of debt securities will be governed by and construed in accordance with the laws of the State of Texas.

NOTICES TO HOLDERS OF DEBT SECURITIES

     Notices to holders of debt securities of a series will be mailed to the addresses of the holders listed in the senior debt security register or the subordinated debt security register, as applicable.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of:

     o    100,000,000 shares of common stock, par value $.25 per share

     o    5,000,000 shares of preferred stock issuable in series

     We have summarized selected aspects of our capital stock below. The summary is not complete. For a complete description, you should refer to our articles of incorporation, by-laws and the Rights Agreement, dated as of October 2, 1996 between us and ChaseMellon Shareholder Services, L.L.C., as rights agent and the amendment to the Rights Agreement, all of which are exhibits to the registration statement of which this prospectus is part.

COMMON STOCK

     Each share of common stock is entitled to participate equally in dividends as and when declared by our board of directors. The payment of dividends on our common stock may be limited by obligations we may have to holders of any preferred stock. For information regarding restrictions on payments of dividends, see the prospectus supplement applicable to any issuance of common stock.

     Common stockholders are entitled to one vote for each share held on all matters submitted to them. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of common stock have the ability to elect all the directors. Thus, a stockholder is not entitled to a number of votes equal to his shares multiplied by the number of directors to be elected and to divide his votes among the candidates in any way he chooses.

     If we liquidate or dissolve our business, the holders of common stock will share ratably in the distribution of assets available for distribution to stockholders after creditors are paid and preferred stockholders receive their distributions. The shares of common stock have no preemptive rights and are not convertible, redeemable or assessable or entitled to the benefits of any sinking fund.

     All issued and outstanding shares of common stock are fully paid and nonassessable. Any shares of common stock we offer under this prospectus will be fully paid and nonassessable.

     On November 30, 1987, we distributed as a dividend to our stockholders, through a nominee, all of the issued and outstanding shares of the common stock, par value $.01 per share, of 3333 Holding Corporation, a Nevada corporation, and 900 warrants to purchase Class B Units of limited partnership interest in Centex Development Company, L.P., a Delaware limited partnership. Pursuant to an agreement with the nominee, the nominee is the recordholder of the 900 warrants and 1,000 shares of common stock of 3333 Holding Corporation, which constitute all of the issued and outstanding capital stock of 3333 Holding Corporation, on behalf of and for the benefit of persons who are from time to time the holders of Centex common stock. Each Centex stockholder owns a beneficial interest in that portion of the 1,000 shares of common stock of 3333 Holding Corporation and the 900 warrants that the total number of shares of Centex common stock held by the stockholder bears to the total number of shares of Centex common stock outstanding from time to time. This beneficial interest is not represented by a separate certificate or receipt. Instead, each Centex stockholder's beneficial interest in this pro rata portion of the shares of common stock of 3333 Holding Corporation and the 900 warrants is represented by the certificate or certificates evidencing the Centex common stock, and is currently tradable only in tandem with, and as a part of, Centex common stock.

     The common stock is listed on the New York Stock Exchange and trades under the symbol "CTX" and is listed on the London Stock Exchange Limited.

PREFERRED STOCK

     Our board of directors can, without action by stockholders, issue one or more classes or series of preferred stock. The board can determine for each series the number of shares, designation, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations. In some cases, the issuance of preferred stock could delay or discourage a change in control of us.

     We have summarized material provisions of the preferred stock in this section. This summary is not complete. We will file the form of the preferred stock with the SEC before we issue any of it, and you should read it for provisions that may be important to you.

     The prospectus supplement relating to any series of preferred stock we are offering will include specific terms relating to the offering. These terms will include some or all of the following:

     o    the title of the preferred stock

     o    the maximum number of shares of the series

     o the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative

     o    any liquidation preference

     o    any redemption provisions

     o any sinking fund or other provisions that would obligate us to redeem or purchase the preferred stock

     o any terms for the conversion or exchange of the preferred stock for other securities of us or any other entity

     o    any voting rights

     o any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares

     Any shares of preferred stock we issue will be fully paid and nonassessable.

     Our board of directors has reserved for issuance pursuant to our stockholder rights plan described below a total of 1,000,000 shares of Junior Participating Preferred Stock. We do not have any outstanding shares of preferred stock at the date of this prospectus.

ANTI-TAKEOVER PROVISIONS

     The provisions of Nevada law and our articles of incorporation and by-laws we summarize below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.

Staggered Board of Directors

     Our board of directors is divided into three classes that are elected for staggered three-year terms. The classification of the board of directors has the effect of requiring at least two annual stockholder meetings, instead of one, to effect a change in control of the board of directors. The affirmative vote of the holders of two-thirds or more of the voting power of shares entitled to vote in the election of directors is required remove a director.

Fair Price Provision

     Our articles of incorporation contain a fair price provision. Mergers, consolidations and other business combinations involving us and an "interested stockholder" require the approval of both the holders of at least 66 2/3% of our outstanding voting stock and the holders of a majority of our outstanding voting stock not owned by the interested stockholder. Interested stockholders include the holder of 20% or more of our outstanding voting stock. The voting requirements do not apply, however, if the "disinterested directors," as defined in our articles of incorporation, approve the business combination, or the business combination meets other specified fair price conditions.

Liability of Our Directors and Officers

     As permitted by Nevada law, we have included in our articles of incorporation a provision that limits our directors' and officers' liability for monetary damages for breach of their fiduciary duty as a director or officer to us and our stockholders. The provision does not affect the liability of a director:

     o for any acts or omissions which involve intentional misconduct, fraud or a knowing violation of law

     o for the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

     This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Director Nominations

     Our stockholders can nominate candidates for our board of directors if the stockholders follow advance notice procedures described in our by-laws.

     Generally, stockholders must submit a nomination at least 90 days in advance of the annual stockholders' meeting or, if the election is to be held at a special meeting, by the seventh day following the date on which notice of the special meeting is first given to stockholders. The notice must include the name and address of the stockholder and the person to be nominated, a representation that the stockholder is the holder of record of stock entitled to vote at the meeting and intends to appear in person or by proxy at the meeting, a description of any arrangements or understandings with respect to the nomination of directors that exist between the stockholder and any other person, information about the nominee required by the SEC and the consent of the nominee to serve as a director if elected.

     Director nominations that are late or that do not include all required information may be rejected. This could prevent stockholders from making nominations for directors.

Nevada Anti-takeover Statutes

     We are a Nevada corporation with at least 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and certain of our subsidiaries do business in Nevada. Nevada law provides that an acquiring person who acquires a controlling interest in a corporation meeting the control share law tests described in the preceding sentence may only exercise voting rights on any control shares if these voting rights are conferred by a majority vote of the corporation's disinterested stockholders at a special meeting held upon the request of the acquiring person. If the acquiring person is accorded full voting rights and acquires control shares with at least a majority of all the voting power, any of our stockholders who did not vote in favor of authorizing voting rights for the control shares are entitled to payment for the fair value of his or her shares. A "controlling interest" is an interest that is sufficient to enable the acquiring person to exercise at least one-fifth of the voting power of the corporation in the election of directors. "Control shares" are outstanding voting shares that an acquiring person or associated persons acquire or offer to acquire in an acquisition and those shares acquired during the 90-day period before the person involved became an acquiring person.

     In addition, Nevada law restricts the ability of a corporation to engage in any combination with an interested stockholder for three years from when the interested stockholder acquires shares that cause the stockholder to become an interested stockholder, unless the combination or the purchase of shares by the interested stockholder is approved by the board of directors before the stockholder became an interested stockholder. If the combination was not previously approved, the interested stockholder may only effect a combination after the three-year period if the stockholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria.

     An "interested stockholder" is a person who is:

     o the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation or

     o an affiliate or associate of the corporation and, at any time within three years immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.

     Our articles of incorporation and bylaws do not exclude us from these restrictions.

     These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage some types of transactions that may involve actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the potential restructuring or sale of all or a part of our company. However, these provisions could discourage potential acquisition proposals and could delay or prevent a change in control of our company. They may also have the effect of preventing changes in our management.

Other Provisions

     Our articles of incorporation and by-laws also provide that:

     o special meetings of stockholders may only be called by the chairman of the board of our board of directors or a majority of our board of directors

     o stockholders may act only at an annual or special meeting and not by written consent

     o a 66 2/3% vote of the outstanding voting stock is required for the stockholders to amend our by-laws

     o a 66 2/3% vote of the outstanding voting stock is required for the stockholders to amend our articles of incorporation

TRANSFER AGENT AND REGISTRAR

     ChaseMellon Shareholder Services, L.L.C. is our transfer agent and registrar.

STOCKHOLDER RIGHTS PLAN

     We have a stockholder rights plan under which one preferred share purchase right is attached to each outstanding share of our common stock. Each right entitles its holder to purchase from us one two-hundredths of a share of Junior Participating Preferred Stock, Series D, at an exercise price of $67.50, subject to adjustment under specified circumstances. The rights become exercisable under specified circumstances, including any person or group (an "acquiring person") becoming the beneficial owner of 15% or more of our outstanding common stock, subject to specified exceptions. If events specified in the stockholder rights plan occur, each holder of rights other than the acquiring person can exercise their rights. When a holder exercises a right, the holder will be entitled to receive common stock valued at twice the exercise price of the right. In some cases, the holder will receive cash, property or other securities instead of common stock. We may redeem the rights for $0.01 per right at any time prior to the fifteenth day after a person or group becomes an acquiring person. The stockholder rights plan and the rights expire in October 2006.

                             DESCRIPTION OF WARRANTS

     We may issue warrants to purchase debt securities, common stock, preferred stock or other securities. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

     The prospectus supplement relating to any warrants we are offering will include specific terms relating to the offering. These terms will include some or all of the following:

     o    the title of the warrants

     o    the aggregate number of warrants offered

     o the designation, number and terms of the debt securities, common stock, preferred stock or other securities purchasable upon exercise of the warrants and procedures by which those numbers may be adjusted

     o    the exercise price of the warrants

     o    the dates or periods during which the warrants are exercisable

     o the designation and terms of any securities with which the warrants are issued

     o if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable

     o if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated

     o any minimum or maximum amount of warrants that may be exercised at any one time

     o    any terms relating to the modification of the warrants

     o any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants

     The description in the prospectus supplement will not necessarily be complete, and reference will be made to the warrant agreements which will be filed with the SEC.

                          DESCRIPTION OF STOCK PURCHASE
                       CONTRACTS AND STOCK PURCHASE UNITS

     We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock at a future date or dates, which we refer to herein as "stock purchase contracts." The price per share of common stock and number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of units consisting of a stock purchase contract and our debt securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the common stock under the stock purchase contracts, which we refer to herein as "stock purchase units." The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase units or vice-versa and such payments may be unsecured or prefunded on some basis.

     The prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units. Material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

                              PLAN OF DISTRIBUTION

     We may sell the offered securities in and outside the United States (a) through underwriters or dealers, (b) directly to purchasers, including our affiliates, (c) through agents or (d) through a combination of any of these methods. The prospectus supplement will include the following information:

     o    the terms of the offering

     o    the names of any underwriters or agents

     o    the name or names of any managing underwriter or underwriters

     o    the purchase price of the securities from us

     o    the net proceeds to us from the sale of the securities

     o    any delayed delivery arrangements

     o any underwriting discounts, commissions and other items constituting underwriters' compensation

     o    any initial public offering price

     o    any discounts or concessions allowed or reallowed or paid to dealers

     o    any commissions paid to agents

SALE THROUGH UNDERWRITERS OR DEALERS

     If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

     If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

DIRECT SALES AND SALES THROUGH AGENTS

     We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

     We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

DELAYED DELIVERY CONTRACTS

     If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

GENERAL INFORMATION

     We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

                                 LEGAL OPINIONS

     Raymond G. Smerge, Esq., our Executive Vice President, Chief Legal Officer and Secretary, will issue an opinion about the legality of the offered securities. As of November 1, 2000, Mr. Smerge beneficially owned 3,892 shares of our common stock and held options to purchase an additional 287,100 shares of our common stock of which options covering 143,280 shares were exercisable.

                                     EXPERTS

     The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

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

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                               CENTEX CORPORATION

                           % SENIOR NOTES DUE 20

                                 [CENTEX LOGO]

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                             PROSPECTUS SUPPLEMENT
                                           , 2001

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                              SALOMON SMITH BARNEY

                         BANC OF AMERICA SECURITIES LLC

                                UBS WARBURG LLC

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